Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following slides were presented by Gerry Laderman, Senior Vice President Finance & Treasurer of Continental Airlines, Inc., at the Credit Suisse Global Credit Products Conference on September 15, 2010.
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Credit Suisse Global Credit Products Conference September 15, 2010 Proud Member of the Star Alliance

Gerry Laderman Sr. VP Finance & Treasurer

Important Information For Investors And Stockholders In connection with the proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental"), UAL filed with the Securities and Exchange Commission ("SEC"), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental are available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152. UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Reconciliation of Non-GAAP Financial Measures: Financial measures highlighted in this presentation may be considered non-GAAP financial measures such as Earnings Before Income Tax, Depreciation, Amortization, and Rent ("EBITDAR") Margin excluding special items. Comparable GAAP financial measures and a reconciliation of GAAP financial measures to non-GAAP financial measures are available in the Appendix section of this presentation.

Cautionary Statement Regarding Forward-Looking Statements This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events. Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company's debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats. UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental's and UAL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. Forward-Looking Statements

Continental Airlines Our strengths include: People Network Product Fleet Merger with United brings together the best of both airlines.

Working Together Culture Dignity & Respect Direct, Open, and Honest Communication Daily Updates Updated frequently with most recent news/comments/ videos/ interviews/ CO achievements & employee recognitions Quarterly Updates Monthly Updates Regular CEO Exchanges with Employee Q&A

Network Enhanced by Star Alliance

Connecting More International Passengers Average Daily Connecting Passengers Prior AMS CDG NRT Current FRA LHR NRT

Continuing to Invest in our Premium Product 180° BusinessFirst Flat Bed Seat International Fleet In-seat Power Exit Row Forward Nose to Tail AVOD 757-200 & 777 Fleet Nose to Tail DIRECTV (r) Domestic Narrowbody Fleet

Offering Customers More Choices Preferred coach seating Day-of-departure upgrades Premium wines and liquors Food for sale beginning in fall 2010 Self-service options Reservations, check-in, Ask Alex Many others to come

* Unit revenue premium is length of haul (LOH) adjusted to Continental's system average LOH for LTM 2Q10 of 1,809 miles. RASM data derived from information disclosed in company reports (see GAAP to Non-GAAP reconciliation on Continental's website for details) ** Industry includes all carriers shown RASM Premium to the Industry Industry 9.45**

* EBITDAR (Earnings Before Interest, Taxes, Depreciation, Amortization, and Rent) margin data excludes special items; EBITDAR data derived from information disclosed in company reports (see GAAP to Non-GAAP reconciliation on Continental's website for details). EBITDAR Margin calculations include unrealized hedge gains that were reported as operating gains ** Industry includes all carriers shown Leading Margin Performance 2Q10 EBITDAR 19.0% 18.7% 17.3% 16.4% 10.7%

Disciplined Capacity Management 2010E Capacity by Region Year-over-Year % Change

Continental's mainline fleet is 10% more efficient than the industry average Average Fleet Age* Years * As of 6/30/10 ** LTM as of 2Q10 Gallons/1,000 ASMs** 14.3 15.0 15.9 16.4 15.6 Modern, Fuel Efficient Fleet 7.0 9.0 11.0 13.0 15.0 17.0 CAL LCC UAL AMR DAL 9.4 12.0 14.0 15.0 15.9

Favorable 787 Economics Trip Cost Relative to 777-200ER (%) CASM Relative to 777-200ER (%) 787-8 787-9 767-200ER 767-400ER 777- 200ER -20% -10% 10% 20% 30% 40% -40% -30% -20% -10% 10% 20% 30% 40% DC-10 747-200 Based on cash operating cost for a 4,000 nm trip. Fuel Price at $2 per gallon

Continental issued $800MM senior notes secured by London Heathrow and US-Asia routes, and substantially all of the assets of Air Micronesia and Continental Micronesia, including route authorities and take-off and landing slots Coupon / Yield:6.75% / 7.00% Closing Date: August 18, 2010 Maturity Date: September 15, 2015 (5 year term) Use of Proceeds: To refinance $350MM CMI term loan due June 2011 and general corporate purposes Joint Bookrunners: J.P. Morgan, Credit Suisse, and Morgan Stanley Recent Capital Market Activity Senior Secured Notes Offering

CAL liquidity over time ($B) Note: Data as of 6/30/2010 * Cash balances include unrestricted cash, cash equivalents and short-term investments; excludes restricted cash ** DAL's, LCC's & UAL's 2Q10 cash and cash as % of LTM revenue include $1.6B, $450M & $150M of undrawn revolving credit facilities, respectively Liquidity vs. peers Unrestricted Cash Balance 21.9%** 2Q10 Cash $5.1B ** $3.5B $5.1B $2.4B ** $6.0B ** 20.5%**

Employees benefit from a stronger global competitor and improved long-term career prospects Platform for improved profitability and sustainable long-term value for shareholders Targeted annual net synergies of $1.0 billion to $1.2 billion Flexibility to adapt to industry dynamics as conditions change Bringing Together the Best of Both Airlines Highly complementary networks create the most comprehensive global network serving 350 destinations worldwide Carrier of choice for business and premium travelers Superior products and services Award-winning customer service combining with industry-leading on-time performance Highly collaborative partnership built on strong alliance relationship

Industry includes CAL, UAL, LCC, AMR & DAL Excellent Operational Performance D.O.T. On-Time D.O.T. Completion Performance Factor 99.0% 98.1% 80.8% Industry 98.0% Industry 79.6% Year-to-Date June 2010

CO + UA = World-Class Global Network 26 Destinations 13 Countries 62 Average Daily Departures Trans-Pacific Service 69 Destinations 24 Countries 156 Average Daily Departures Latin American & Caribbean Service 34 Destinations 21 Countries 74 Average Daily Departures Trans-Atlantic Service Figures for destinations with regular service in 2010 Source: OAG, Full Year 2010 Future Service

Maximum Retirements Maximum Options Number of Aircraft Mainline Aircraft Merger Creates Flexibility

Merger Creates Opportunities for Fleet Optimization Aircraft Range and Capacity Current Mainline Fleet* Utilizing right aircraft in the right markets Aircraft size and range offer flexibility to optimize gauge on routes to meet market demand Aircraft Combined Boeing 747 25 -- 25 Boeing 777 52 20 72 Boeing 767 35 26 61 Boeing 757 96 62 158 Boeing 737 -- 229 229 Airbus 320 Family 152 -- 152 Total 360 337 697 Seat Count Range B757 B767 B777 B747 B737 & A320 Families *As of 6/30/10

Organizational Chart

Closing Currently Expected by October 1, 2010 May June July August September October November December 2011 September 17, 2010 Shareholder meetings Closing expected by October 1, 2010 Target Late 2011/ Early 2012 Single Operating Certificate 2012 May 2, 2010 Merger Agreement signed August 27, 2010 DOJ completes HSR review August 31, 2010 DOT approves route transer

Next Steps Single Operating Certificate Closing Day FAA grants single operating certificate permitting the two carriers to operate as a single airline Allows employees from either former airline to work on all combined aircraft Legal combination of the two airlines under one holding company A single senior leadership team Stock conversion Post Closing Day New UAL livery begins to appear on aircraft Gradual alignment of systems and procedures begin Separate, but coordinated, customer handling Customer Day One Substantial harmonization of key customer-facing services and policies Ability to serve CAL and UAL customers as customers of a single airline Gradual unification of visual branding and signage Expected by October 1, 2010* Spring 2011* *Estimated dates Late 2011/Early 2012*

Appendix

Twelve Months Ending June 30, 2010 Length of Haul Adjusted Revenue per Available Seat Mile (RASM): RASM formula: Yield * Load Factor Length of Haul (LOH) formula: (Revenue Passenger Miles (RPMs) / Enplanements) * 1000 LOH Adjusted RASM formula: RASM * (Carrier's LOH / CAL's LOH) ^0.5 * These financial measures provide management and investors the ability to measure and monitor the industry's performance on a comparable basis ** Industry includes all the carriers shown Source: Company reports and ATA Monthly Traffic Report Non-GAAP to GAAP Reconciliation 29 UAL CAL AMR DAL LCC Industry** LTM2Q10 Yield (cents) 12.85 12.05 12.82 11.92 12.41 12.38 Load Factor 83.8% 83.4% 81.7% 83.9% 81.8% 83.0% RASM (cents) 10.77 10.05 10.48 10.00 10.15 10.28 LTM2Q10 RPMs (millions) 101,017 81,164 123,118 163,118 57,603 526,021 Enplanements (thousands) 54,790 44,856 85,639 108,180 50,490 343,955 LOH (miles) 1,844 1,809 1,438 1,508 1,141 1,529 Adjusted RASM* 10.87 10.05 9.34 9.13 8.06 9.45

Twelve Months Ended June 30, 2010 Earnings Before Interest, Taxes, Depreciation, Amortization, and Rent (EBITDAR) Margin: EBITDAR Margin formula: EBITDAR/Operating Revenue Non-GAAP to GAAP Reconciliation ** Industry includes all carriers shown *1 See next page for detailed list of items excluded *2 These financial measures provide management and investors the ability to measure and monitor the industry's performance on a comparable basis Source: Company reports; mark-to-market gains and ineffectiveness are not treated as special items 30 30 ($Millions) CAL LCC DAL UAL AMR Industry** Operating Income / (Loss) - GAAP 340 381 1,078 517 (686) 1,630 Exclude: Depreciation & Amortization 521 244 1,533 875 1,084 4,257 Aircraft Rent 920 684 453 331 529 2,917 EBITDAR - Non-GAAP 1,781 1,309 3,064 1,723 927 8,805 Special Items Excluded (pre-tax)* 1 131 46 386 319 324 1,207 EBITDAR Excluding Special Items - Non-GAAP 1,913 1,355 3,450 2,042 1,251 10,011 Operating Revenue 13,375 11,167 29,395 18,028 20,931 92,896 Special Items Excluded (pre-tax) - - - - - - Operating Revenue Excluding Special Items 13,375 11,167 29,395 18,028 20,931 92,896 EBITDAR Margin - Non-GAAP* 2 13.3% 11.7% 10.4% 9.6% 4.4% 9.5% EBITDAR Margin Excluding Special Items - Non-GAAP 14.3% 12.1% 11.7% 11.3% 6.0% 10.8%

EBITDAR - Special Items Excluded 31 AMERICAN: 2Q10: None 1Q10: $53MM related to devaluation of Venezuelan currency 4Q09: $177MM primarily from Latin America routes impairment, ERJ-135 aircraft write down, and charges related to A300 aircraft retirement 3Q09: $94MM charge related to sale of certain aircraft and the grounding of leased A300 aircraft prior to lease expiration CONTINENTAL: 2Q10: $18MM merger related expenses, $6MM charge related to unused facilities 1Q10: $6MM aircraft related charge, $4MM in severance charges 4Q09: $36MM aircraft related charge, $29MM pension settlement charge, and $12MM route impairment 3Q09: $9MM charge related to unused facilities, $6MM aircraft related charge, and $5MM severance charge DELTA: 2Q10: $46MM in merger related expenses, $36MM in asset impairments related to aircraft retirements 1Q10: $46MM in merger related expenses, $8MM in severance charges 4Q09: $121MM in merger related expenses 3Q09: $51MM severance charge and $78MM in merger related expenses UNITED: 2Q10: $1MM severance, $73MM spare parts impairment, $5MM lease termination, $10MM loss on asset sales, $28MM merger related expenses 1Q10: $2MM severance adjustment, $17MM aircraft and spare parts impairment, $1MM lease termination 4Q09: $74MM aircraft deposit impairment, $50MM lease termination charge, $10MM severance charge, and $2MM employee benefit obligation adjustment 3Q09: $19MM charge related to aircraft and deposit impairments, $24MM lease termination charge, $22MM severance charge, and $11MM gain on asset sales US AIRWAYS: 2Q10: $17MM refund of fees paid to TSA, $7MM in net special charges and corporate transaction costs 1Q10: $5MM related to aircraft capacity reduction 4Q09: $19MM international routes impairment, $6MM severance charge, $6MM in liquidity improvement program expenses, and $5MM aircraft charge related to capacity reductions 3Q09: $10MM aircraft charge related to capacity reductions, and $5MM severance and other charges